Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-212571

USD $2,000,000,000 2.650% Fixed Rate Senior Notes due 2021

Pricing Term Sheet

Issuer:	Barclays Bank PLC (the “Bank”)

Notes:	USD 2bn 2.650% Fixed Rate Senior Notes due 2021 (the “Notes”)

Status::	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 2,000,000,000

Trade Date:	January 4, 2018

Settlement Date:	January 11, 2018 (T+5)

Maturity Date:	January 11, 2021 (the “Maturity Date”)

Coupon:	2.650%

Interest Payment Dates:	Semi-annually in arrear on January 11 and July 11 in each year, commencing on July 11, 2018 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated January 4, 2018 (the “Preliminary Prospectus Supplement”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Notes are redeemable as described under “Description of Senior Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:	The Notes are redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Benchmark Treasury:	T 1.875 12/15/20

Spread to Benchmark:	65bps

Reoffer Yield:	2.684%

Issue Price:	99.903%

Underwriting Discount:	0.225%

Net Proceeds:	USD 1,993,560,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Blaylock Van, LLC; BMO Capital Markets Corp.; PNC Capital Markets LLC; R. Seelaus & Co., Inc.; Scotia Capital (USA) Inc.; Swedbank AB (publ); TD Securities (USA) LLC; Tribal Capital Markets, LLC; U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-12 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06739FJJ12 / 06739F JJ1

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Bank ’s shelf registration statement on Form F-3 (No. 333-212571) and to be issued pursuant to the Senior Debt Indenture dated September 16, 2004 between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”)

Listing:	We will apply to list the Notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The Bank has filed a registration statement (including a prospectus dated July 18, 2016 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

MiFID II professionals/ECPs-only/ No PRIIPs KID – the Issuer as manufacturer has identified that the target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.